UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K
CURRENT REPORT



Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 3, 2005

THE DOW CHEMICAL COMPANY
(Exact name of registrant as specified in its charter)

Delaware	1-3433	38-1285128
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2030 Dow Center, Midland, Michigan 48674
(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code:
(989) 636-1000

Not applicable
(Former name or former address, if changed since last report.)

Item 8.01 Other Events

The Dow Chemical Company (the "Company") is filing this Current Report on Form 8-K in order to incorporate by reference the Opinion of Counsel, attached hereto as Exhibit No. 5, into the following Registration Statements: 2-64560, 33-21748, 33-51453, 33-52841, 33-58205, 33-61795, 333-27379, 333-27381, 333-40271, 333-43730, 333-49183, 333-67414, 333-88443, 333-91027, 333-103518, 333-103519, 333-105080, 333-115184 and 333-115185 (the "Registration Statements"). The Registration Statements were previously filed to register shares of the Company's Common Stock, par value $2.50 per share, for various employee benefit plans (the "Plans"). By incorporating the Opinion of Counsel into the Registration Statements, the Company will be able to deliver newly issued shares to the participants in the Plans, in addition to treasury shares.

Item 9.01 Financial Statements and Exhibits

The following exhibit is filed as a part of this Current Report:

Exhibit No. 5

Opinion of Counsel

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: March 3, 2005   THE DOW CHEMICAL COMPANY

By: /S/ FRANK H. BROD
Name: Frank H. Brod
Title: Corporate Vice
President and Controller

EXHIBIT INDEX

EXHIBIT NO. 5   DESCRIPTION

                           Opinion of Counsel